Exhibit 2.5

THIRD AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Third Amendment to Asset Purchase Agreement (this “Amendment No. 3”) is made as of this 24th day of July 2023, by and between Xtant Medical Holdings, Inc., a Delaware corporation (the “Purchaser”), and Surgalign Holdings, Inc., a Delaware corporation (“Seller” and together with Purchaser, the “Parties”).

WITNESSETH:

WHEREAS, Purchaser and Seller entered into that certain Asset Purchase Agreement, dated June 18, 2023 (as amended by the First Amendment thereto dated July 10, 2023 and the Second Amendment thereto dated July 20, 2023, the “Agreement”) that provides for, among other things, the purchase by Purchaser of certain assets of Seller and its Subsidiaries predominantly used in or related to Seller’s and its Subsidiaries hardware and biologics business, and Purchaser assuming from Seller and its Subsidiaries, certain specified liabilities related thereto, in each case as set forth in the Agreement;

WHEREAS, Section 7.12 of the Agreement provides that the Agreement may be amended by the written agreement of Seller and Purchaser.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, being all of the parties to the Agreement, hereby agree as follows:

1. Defined Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given such terms in the Agreement.

2. Amendment to the Agreement. Effective as of the date of this Amendment No. 3:

a. The Agreement is hereby amended by adding the following Section 2.1(i):

(i)	all accounts receivable (including any trade payables) of Seller or any of its Subsidiaries (other than the Acquired Subsidiaries or any Subsidiary of an Acquired Subsidiary (collectively, the “Acquired Subsidiary Group”) owed from any member of the Acquired Subsidiary Group and any other intercompany obligations of any member of the Acquired Subsidiary Group owed to Seller or any of its Subsidiaries (other than the Acquired Subsidiary Group) (the “Intercompany Receivables”).

b. Section 2.2(k) of the Agreement is hereby amended and restated in its entirety as provided below (with the amended portions underlined for ease of reference):

(k) All Accounts Receivable (other than the Intercompany Receivables);

c. Section 2.2(l) of the Agreement is hereby amended and restated in its entirety as provided below (with the amended portions underlined for ease of reference):

(l)	All accounts payable (or other amounts payable) and other intercompany obligations of the members of the Parent Group (for the avoidance of doubt, other than the Acquired Subsidiary Group) owed to Seller or any of its Subsidiaries;

d. Section 2.4 of the Agreement is hereby amended and restated in its entirety as provided below (with the amended portions underlined for ease of reference):

Notwithstanding anything to the contrary in this Agreement, other than the Intercompany Receivables (which constitute Purchased Assets), none of the Purchased Assets, Excluded Assets, Assumed Liabilities or Excluded Liabilities shall include any assets or Liabilities of any of the Acquired Subsidiaries.

e. Section 7.18(c) is hereby amended and restated in its entirety as provided below (with the amended portions underlined for ease of reference)::

Without limiting the foregoing, effective as of the Closing Date, Seller, on behalf of itself and its respective officers, directors, equityholders, Subsidiaries (excluding, for the avoidance of doubt, the Acquired Subsidiary Group) and Affiliates, and each of their respective successors and assigns (“Seller Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, Purchaser and its past, present or future officers, managers, directors, equityholders, partners, members, Affiliates, employees, counsel and agents (each, a “Purchaser Releasee”) of, from and against any and all Liabilities, actions, causes of action, Claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, which such Seller Releasor or its successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever to the Closing Date, in each case in respect of any cause, matter or thing relating to the Purchased Assets, the Business or any action taken or failed to be taken by any Purchaser Releasee in any capacity related to Purchaser, the Purchased Assets or the Business occurring or arising on or prior to the Closing Date (a “Seller Released Claim”), and the Seller Released Claims specifically includes any rights of the Seller Releasors to the Intercompany Receivables effective as of the Closing (which, for the avoidance of doubt, constitutes Purchased Assets, and shall, effective as of the Closing, be enforceable by Purchaser against the applicable members of the Acquired Subsidiary Group). Each Seller Releasor agrees not to, and agrees to cause its respective officers, directors, equityholders, Subsidiaries and Affiliates, and each of their respective successors and assigns not to, assert any Seller Released Claim against the Purchaser Releasees. Notwithstanding the foregoing, each Seller Releasor and its respective officers, directors, equityholders, Subsidiaries and Affiliates, and each of their respective successors and assigns retain, and do not release, their rights and interests under the terms and conditions of this Agreement, the Confidentiality Agreement and the Ancillary Agreements

3. Disclosure Schedules. The Parties hereby acknowledge and agree that (i) complete copies of all of the Disclosure Schedules have been delivered to Purchaser, and (ii) Purchaser’s right to terminate the Agreement pursuant to Section 7.1(d)(iv) of the Agreement has expired and Purchaser shall no longer be permitted to terminate this Agreement pursuant to Section 7.1(d)(iv) of the Agreement.

2

4. No Other Amendments. Except as specifically deemed amended as set forth herein, the Agreement shall remain in full force and effect in accordance with its terms. The amendments provided in this Amendment No. 3 shall be applicable solely with respect to those matters expressly provided herein and no other amendments, waivers or consents may be construed or implied. This Amendment No. 3, together with all documents (including the Agreement) referenced herein, the other Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement between the Parties, and merges and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

5. Counterparts. This Amendment No. 3 may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6. Miscellaneous. The provisions of Section 7.6 (Governing Law; Jurisdiction; WAIVER OF JURY TRIAL), Section 7.7 other than the first sentence thereof (Interpretation), Section 7.8 (Notices), Section 7.12 (Amendment), Section 7.14 (Specific Performance), Section 7.15 (Severability), Section 7.16 (Waivers), Section 7.17 (Binding Effect; Third Party Beneficiaries; Assignment), and Section 7.18(a) (Non-Recourse) of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

3

IN WITNESS WHEREOF, the parties have caused this Amendment No. 3 to be executed as of the date first written above.

Seller: Surgalign Holdings, Inc.		Purchaser: Xtant Medical Holdings, Inc.

By:	/s/ David Lyle	By:	/s/ Sean Browne
Name:	David Lyle	Name:	Sean Browne
Title:	Chief Financial Officer	Title:	President & Chief Executive Officer